UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41852

ZenaTech, Inc.

(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460

Vancouver, British Columbia, Canada V6Z 1S4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Investor Presentation

On October 6, 2026, ZenaTech, Inc. (the “Company”) posted an updated investor presentation (the “Investor Presentation”) to the Investors section of its website at www.zenatech.com. The Company may use the Investor Presentation, in whole or in part, in meetings with investors, analysts and other interested parties. A copy of the Investor Presentation is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-293356) or any other filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

The Investor Presentation contains forward-looking statements that are subject to risks and uncertainties, including those described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by law. The information in the Investor Presentation is summary in nature, speaks only as of its date, and should be read together with the Company’s filings with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZenaTech, Inc. Investor Presentation, dated October 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENATECH, INC.

Date: October 6, 2026	By: /s/ Shaun Passley
Name: Shaun Passley, Ph.D.
Title: Chief Executive Officer